                                 ADIENCE, INC.
                           (A WHOLLY-OWNED SUBSIDIARY
                           OF THE ALPINE GROUP, INC.)

                        UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

                                JANUARY 31, 1996

                                 ADIENCE, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                                     ASSETS

                                                                                          JANUARY 31,   APRIL 30,
                                                                                             1996         1995
                                                                                          -----------  -----------
                                                                                          (UNAUDITED)   (AUDITED)
Current Assets:
  Cash and cash equivalents.............................................................   $   1,367   $     1,974
  Accounts receivable (less allowance for doubtful accounts;
   January, $650; April, $897)..........................................................      15,649        17,983
  Inventories...........................................................................      11,609         9,547
  Other current assets..................................................................       4,572         6,188
                                                                                          -----------  -----------
    Total current assets................................................................      33,197        35,692
                                                                                          -----------  -----------
Net assets of discontinued operations...................................................      --             8,030
Property, plant and equipment:
  Land..................................................................................       1,425         1,425
  Buildings.............................................................................       7,656         7,198
  Machinery and equipment...............................................................      16,330        14,517
                                                                                          -----------  -----------
                                                                                              25,411        23,140
  Less allowance for depreciation.......................................................       2,883         1,058
                                                                                          -----------  -----------
                                                                                              22,528        22,082
Note receivable from affiliate..........................................................       1,992       --
Goodwill (net of accumulated amortization; January, $1,449; April, $515)................      38,025        38,163
Other assets............................................................................       1,511         2,080
                                                                                          -----------  -----------
    Total assets........................................................................   $  97,253   $   106,047
                                                                                          -----------  -----------
                                                                                          -----------  -----------
                                       LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Revolving lines of credit.............................................................   $  --       $    14,387
  Current portion of long-term debt.....................................................         702           714
  Accounts payable and other............................................................       7,531         8,722
  Accrued expenses and other liabilities................................................      18,734        18,929
  Due to parent.........................................................................       1,375       --
                                                                                          -----------  -----------
    Total current liabilities...........................................................      28,342        42,752
                                                                                          -----------  -----------
Notes payable to parent.................................................................      57,108       --
Payable to affiliate....................................................................      --             3,583
Long-term debt (less current portion)...................................................       6,307        47,213
Deferred income taxes...................................................................       1,773         1,759
Other long-term liabilities.............................................................       1,461         1,880
Shareholder's equity:
  Common stock, $.01 par value; authorized 20,000,000 shares; issued 10,100,000
   shares...............................................................................         101           101
  Additional paid-in capital............................................................       5,364        12,303
  Foreign currency translation..........................................................          86           144
  Accumulated deficit...................................................................      (3,289)       (3,688)
                                                                                          -----------  -----------
    Total shareholder's equity..........................................................       2,262         8,860
                                                                                          -----------  -----------
    Total liabilities and shareholder's equity..........................................   $  97,253   $   106,047
                                                                                          -----------  -----------
                                                                                          -----------  -----------

   The accompanying notes are an integral part of these financial statements

                                 ADIENCE, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               FOR THE THREE     FOR THE PERIOD
                                                                               MONTHS ENDED    DECEMBER 22, 1994
                                                                                JANUARY 31,      TO JANUARY 31,
                                                                                   1996               1995
                                                                              ---------------  ------------------
Sales.......................................................................     $  28,319         $    7,634
Cost of goods sold..........................................................        23,512              6,347
                                                                              ---------------         -------
  Gross profit..............................................................         4,807              1,287
Selling, general and administrative.........................................         3,521              1,572
Amortization of goodwill....................................................           311                113
                                                                              ---------------         -------
  Operating income (loss)...................................................           975               (398)
Interest income.............................................................            71                 36
Interest (expense)..........................................................        (2,050)              (816)
                                                                              ---------------         -------
  Net (loss) before income taxes............................................        (1,004)            (1,178)
Income taxes................................................................            93                  6
                                                                              ---------------         -------
  Net loss..................................................................     $  (1,097)        $   (1,184)
                                                                              ---------------         -------
                                                                              ---------------         -------
  Net (loss) per share of common share......................................     $   (0.11)        $    (0.12)
                                                                              ---------------         -------
                                                                              ---------------         -------

   The accompanying notes are an integral part of these financial statements.

                                 ADIENCE, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               FOR THE NINE      FOR THE PERIOD
                                                                               MONTHS ENDED    DECEMBER 22, 1994
                                                                                JANUARY 31,      TO JANUARY 31,
                                                                                   1996               1995
                                                                              ---------------  ------------------
Sales.......................................................................     $  84,955         $    7,634
Cost of goods sold..........................................................        67,840              6,347
                                                                              ---------------         -------
  Gross profit..............................................................        17,115              1,287
Selling, general and administrative.........................................        10,805              1,572
Amortization of goodwill....................................................           934                113
                                                                              ---------------         -------
  Operating income (loss)...................................................         5,376               (398)
Interest income.............................................................           386                 36
Interest (expense)..........................................................        (6,298)              (816)
                                                                              ---------------         -------
  (Loss) before income taxes and extraordinary item.........................          (536)            (1,178)
Income taxes................................................................           411                  6
                                                                              ---------------         -------
  Loss before extraordinary item............................................          (947)            (1,184)
Extraordinary (loss) on early extinguishment of debt........................          (158)            --
                                                                              ---------------         -------
  Net loss..................................................................     $  (1,105)        $   (1,184)
                                                                              ---------------         -------
                                                                              ---------------         -------
(Loss) per common share:
  (Loss) from operations before extraordinary item..........................     $   (0.09)        $    (0.12)
  Extraordinary (loss) on early extinguishment of debt......................         (0.02)            --
                                                                              ---------------         -------
  Net (loss) per common share...............................................     $   (0.11)        $    (0.12)
                                                                              ---------------         -------
                                                                              ---------------         -------

   The accompanying notes are an integral part of these financial statements.

                                 ADIENCE, INC.
            CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
                   FOR THE NINE MONTHS ENDED JANUARY 31, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                   ADDITIONAL   RETAINED      FOREIGN         TOTAL
                                                        COMMON       PAID-IN    EARNINGS     CURRENCY     SHAREHOLDERS'
                                                         STOCK       CAPITAL    (DEFICIT)   TRANSLATION      EQUITY
                                                      -----------  -----------  ---------  -------------  -------------
Balance at April 30, 1995...........................   $     101    $  12,303   $  (3,688)   $     144     $     8,860
Purchase accounting adjustment......................                   (2,750)                                  (2,750)
Alpine acquisition of minority interest.............                    1,596       1,504                        3,100
Dividend to The Alpine Group, Inc...................                   (5,785)                                  (5,785)
Net income (loss)...................................                               (1,105)                      (1,105)
Foreign currency translation adjustment.............                                               (58)            (58)
                                                           -----   -----------  ---------        -----    -------------
Balance at January 31, 1996.........................   $     101    $   5,364   $  (3,289)   $      86     $     2,262
                                                           -----   -----------  ---------        -----    -------------
                                                           -----   -----------  ---------        -----    -------------

   The accompanying notes are an integral part of these financial statements.

                                 ADIENCE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 1996
                                   UNAUDITED

1.  ACQUISITION BY THE ALPINE GROUP, INC.
    On December 21, 1994, The Alpine Group, Inc. ("Alpine") acquired from certain stockholders of Adience, Inc. ("Adience") 82.3% of its outstanding common stock (the "Adience Acquisition"), which when combined with Adience common stock previously purchased, resulted, in Alpine owning 87.2% of Adience's outstanding common stock on such date. On July 21, 1995, Alpine acquired the remaining 12.8% of Adience's common stock.

    The Adience Acquisition was accounted for using the purchase method, and accordingly, Adience's results of operations have been included in Alpine's consolidated results on a prospective basis from the date of the acquisition. The estimated purchase price for the Adience Acquisition (including expenses) has been allocated to the fair market value of Adience's assets and liabilities as of the Adience Acquisition date. The excess of the estimated purchase price over the estimated fair market value of identifiable net assets acquired is being amortized on a straight line basis over 30 years.

2.  BASIS OF PRESENTATION
    The accompanying unaudited condensed consolidated financial statements of Adience reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of operations for the interim periods presented. These financial statements should be read in conjunction with the summary of significant accounting policies and the notes to the financial statements included in the Adience's audited financial statements for the year ended April 30, 1995.

3.  INVENTORIES
    The components of inventories are:

                                                                         JANUARY 31,   APRIL 30,
                                                                            1996         1995
                                                                         -----------  -----------
                                                                              (IN THOUSANDS)
Raw materials..........................................................   $   4,039    $   3,037
Work in process........................................................       1,933        1,488
Finished goods.........................................................       5,637        5,022
                                                                         -----------  -----------
                                                                          $  11,609    $   9,547
                                                                         -----------  -----------
                                                                         -----------  -----------

4.  DISCONTINUED OPERATIONS
    As of December 21, 1994 Alpine and Information Display Technology, Inc. ("IDT"), formerly a majority-owned subsidiary of Adience, entered into an Agreement and Plan of Merger, which provided for the merger of Alpine's information display group (a business segment of Alpine), comprised of Alpine PolyVision, Inc. ("APV") and Posterloid Corporation ("Posterloid"), with and into two separate wholly-owned subsidiaries of IDT formed for the purpose of acquiring APV and Posterloid. To effectuate the merger, the Company's equity interest in IDT was distributed to Alpine as a dividend in kind. In addition, the balance of the amounts due IDT (classified in the April 30, 1995 balance sheet as "Payable to Affiliate") was assigned to Alpine. Further, the balance sheet at April 30, 1995 reflects the net assets of IDT as "Net assets of discontinued operations."

5.  LINES OF CREDIT
    On July 21, 1995, Alpine repaid the balance outstanding under the Adience revolving credit facility (see Note 6). As a result of the termination fees associated with repayment of the Adience revolving credit facility an extraordinary loss on the early extinguishment of debt of $158,000 was recorded.

                                 ADIENCE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                JANUARY 31, 1996
                                   UNAUDITED

6.  LONG-TERM DEBT
    Long-term debt consists of the following:

                                                                                           JANUARY 31,  APRIL 30,
                                                                                              1996        1995
                                                                                           -----------  ---------
                                                                                               (IN THOUSANDS)
11% Senior Secured Notes due 2002........................................................   $   4,989   $  49,079
Capital lease obligations................................................................         838         621
Notes payable with monthly installments of principal and interest of $22 through December
 1997, interest at 10%...................................................................         432         587
Industrial Development Authority Note with monthly installments of principal and interest
 of $2 through February 2010, interest at 2%.............................................         327         343
Machinery and Equipment Loan Fund Note with monthly installments of principal and
 interest of $4 through February 2002, interest at 2%....................................         321         361
Other (interest ranges from 10% to 13%)..................................................         429         519
                                                                                           -----------  ---------
      Total Debt.........................................................................       7,336      51,510
Less: current portion....................................................................         702         714
                                                                                           -----------  ---------
                                                                                                6,634      50,796
Discount on 11% Senior Secured Notes.....................................................         327       3,583
                                                                                           -----------  ---------
      Long-Term debt.....................................................................   $   6,307   $  47,213
                                                                                           -----------  ---------
                                                                                           -----------  ---------

    The Senior Secured Notes have an annual interest rate of 11% and were issued under an indenture agreement dated as of June 30, 1993. The Senior Secured Notes are redeemable at the option of Adience after December 15, 1997. The Senior Secured Notes are not guaranteed by Adience's subsidiary, Adience Canada Inc. The Secured Notes are secured by a lien on all Adience's assets. Adience, on a consolidated basis, has certain restrictive covenants which are customary for such financings including, among other things, limitations on additional indebtedness, limitations on asset sales and restrictions on the payment of dividends.

    On July 21, 1995, Alpine completed the placement of $153 million of 12.25% Senior Secured Notes (the "Alpine Notes") and entered into an $85 million revolving credit facility (the "Credit Facility"). A portion of the proceeds from the Alpine Notes and Credit Facility were used to redeem, at a discount, approximately 90% of the $49 million face amount of Senior Secured Notes and repay the balance outstanding under Adience's revolving credit facility. The Alpine Notes are guaranteed by Adience and Superior Telecommunications, Inc. ("Superior"), another Alpine subsidiary, and are secured by a pledge of the capital stock of Adience and Superior. The Credit Facility, which allows Alpine to make additional revolving credit loans to Adience to fund its working capital needs (see Note 8), is guaranteed by Adience.

7.  COMMITMENTS AND CONTINGENCIES
    In  February  1992,  PolyVision  (formerly  IDT)  was  cited  by  the   Ohio
Environmental Protection Agency (the "Ohio EPA") for violations of Ohio's hazardous waste regulations, including speculative accumulation of waste (holding waste on-site beyond the legal time limit) and illegal disposal of hazardous waste on the site of its Alliance, Ohio manufacturing facility. In December 1993, PolyVision and Adience signed a consent order with the Ohio EPA and the Ohio Attorney General which required PolyVision and Adience to pay to the State of Ohio a civil penalty and to remediate the site in accordance with specified cleanup goals. In addition, the consent order requires the payment of stipulated penalties of up to $1,000 per day for failure to satisfy certain requirements of the consent

                                 ADIENCE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                JANUARY 31, 1996
                                   UNAUDITED

7. COMMITMENTS AND CONTINGENCIES (CONTINUED) order, including milestones in the closure plan. In October 1994, PolyVision and Adience filed a proposed amendment to the consent order which would allow PolyVision and Adience to establish risk-based cleanup goals, an approach which has been approved by the Ohio EPA for other contaminated sites. If the Ohio EPA approves this propose amendment, use of this approach is expected to reduce the extent and cost of remediation required at this site. The Ohio EPA has not yet responded to this proposed amendment. At January 31, 1996, environmental accruals amounted to $39,000 which represents management's estimate of the amounts remaining to be incurred in this matter, including the costs of effecting the closure plan, bonding and insurance costs, penalties and legal and consultants' fees. If the Ohio EPA does not accept the proposed amendment to the consent order, the cost of the remediation may exceed the amounts currently accrued.

    Under the acquisition agreement pursuant to which PolyVision acquired the Alliance facility from Adience, Adience represented and warranted that, except as otherwise disclosed to PolyVision, no hazardous material had been stored or disposed of on the property. No disclosure of storage or disposal of hazardous material on the site was made. Accordingly, Adience is required to indemnify PolyVision for any losses in excess of $250,000, PolyVision has notified Adience that it is claiming the right to indemnification for all costs in excess of $250,000 incurred by PolyVision in this matter and has received assurance that Adience will honor such claim.

    Adience is one of many defendants in a class action lawsuit brought in the circuit court of Cook County, Illinois, seeking unstated monetary damages and alleging that products produced by Adience caused certain of its employees, former employees, and such persons' family members to suffer from asbestos-related diseases or an increased risk of developing such diseases. Alpine and its counsel are evaluating the validity of such claims and the scope of its potential liabilities and defense costs.

    Adience is subject to other legal proceedings and claims which have primarily arisen in the ordinary course of business and have not been finally adjudicated.

    In the opinion of management, based on its examination of such matters and discussions with counsel, the ultimate resolution of all pending or threatened litigation, claims and assessments will not have a material adverse effect upon Adience's consolidated financial position, liquidity or results of operations.

8.  RELATED COMPANY TRANSACTIONS
    Adience has performed in the past, and to a degree still performs, certain management and administrative services for PolyVision. These services include the use of Adience's management information system, the preparation of all federal and state tax returns, cash management together with daily and monthly reporting to the companies' primary lender, the administration of insurance and workers' compensation programs, legal and employee benefit services and the preparation of salaried payrolls. The fee paid by PolyVision for these services is at the current rate of $300,000 per year.

    As a result of funds advanced by Alpine to Adience in conjunction with its debt restructuring (see Note 6), and additional funds provided by Alpine under a revolving credit facility, the Company is indebted to Alpine under notes payable amounting to $56.3 million at January 31, 1996. Such notes payable to Alpine include:

        (1) $52.5 million in promissory notes due in 2003 (subject to certain mandatory prepayment requirements), with interest payable semiannually at annual rates of between 11% and 14%; and

                                 ADIENCE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                JANUARY 31, 1996
                                   UNAUDITED

8.  RELATED COMPANY TRANSACTIONS (CONTINUED)
        (2) $4.4 million in borrowings under a $15 million revolving credit facility between Alpine and Adience due in 2000, with interest payable monthly at prime plus 0.375% or LIBOR plus 2.25%. Borrowings from Alpine by Adience under the revolving credit facility are subject to a borrowing base determined as a percentage eligible accounts receivable and inventory (as defined). The revolving credit facility is secured by a pledge of Adience's accounts receivable and inventory.

    Total interest expense charged by Alpine to Adience under the aforementioned promissory notes and revolving credit facility amounted to approximately $1.8 million and $3.9 million for the three months and nine months ended January 31, 1996, respectively.

    In November 1995, Adience entered into a note agreement whereby Adience's Canadian subsidiary advanced $2.0 million to Superior Cable Corporation, a Canadian subsidiary of Superior. The advance bears interest at 8% and is repayable on demand.

    Alpine allocates insurance expenses based on projected payrolls, property values and forecasted losses. Such allocated costs totaled $392,000 and $634,000 for the three and nine months ended January 31, 1996, and are reflected in the Company's results of operations.